UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File No. 0-53646

Eagleford Energy Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.          Eagleford Energy Inc. Unaudited Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended February 28, 2014 as filed on Sedar on April 10, 2014.

2.          Eagleford Energy Inc. Management’s Discussion and Analysis for the Three and Six Months Ended February 28, 2014 as filed on Sedar on April 10, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 10, 2014	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2014

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim condensed consolidated financial statements of Eagleford Energy Inc. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	February 28, 2014	August 31, 2013

Assets
Current assets
Cash	$154,112	$196,837
Trade and other receivables	42,484	27,786
Prepaid expenses and deposits	332,250	158,295
Total current assets	528,846	382,918
Non-current assets
Exploration and evaluation assets (Note 6)	6,449,804	6,535,278
Total non-current assets	6,449,804	6,535,278

Total Assets	$6,978,650	$6,918,196

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Trade and other payables	$1,792,103	$1,379,581
Secured note payable (Note 10)	1,063,200	1,013,088
Shareholders' loans (Note 9)	1,976,038	2,108,205
Provisions (Note 7)	-	178,553
Derivative warrant liabilities (Note 11)	722,875	688,803
Total current liabilities	5,554,216	5,368,230
Non-current liabilities
Derivative warrant liabilities (Note 11)	1,351,794	1,288,080
Provisions (Note 7)	104,467	119,742
Total non-current liabilities	1,456,261	1,407,822

Total liabilities	7,010,477	6,776,052

Shareholders' equity (deficiency)
Share capital (Note 8 (a))	7,356,755	7,050,350
Share purchase warrants (Note 8 (b))	1,169,889	1,422,526
Share purchase options (Note 8 (d))	170,972	170,972
Contributed surplus (Note 8 (e))	680,599	506,200
Foreign currency translation reserve	316,280	204,657
Accumulated deficit	(9,726,322)	(9,212,561)
Total shareholders' equity (deficiency)	(31,827)	142,144

Total Liabilities and Shareholders' Equity (Deficiency)	$6,978,650	$6,918,196
Going Concern (Note 1)
Related Party Transactions and Balances (Note 9)
Committments and Contingencies (Note 14)
Subsequent Event (Note 16)

See accompanying notes to the interim condensed consolidated financial statements

1

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months Ended		Six Months Ended
	February 28		February 28
	2014	2013	2014	2013

Revenue
Natural gas sales, net of royalties	$9,754	$9,787	$23,357	$19,685

Expenses
Operating costs	3,911	2,566	5,888	5,800
Depletion and accretion	788	4,226	1,639	8,379
General and administrative	101,646	172,606	179,652	344,766
Interest expense	69,197	20,014	88,729	40,816
Loss on derivative warrant liabilities (Note 11)	89,169	67,251	97,786	79,378
Loss on foreign exchange	146,645	111,369	163,424	125,722
Marketing and public relations	-	6,428	-	6,428
	411,356	384,460	537,118	611,289

Net loss	(401,602)	(374,673)	(513,761)	(591,604)

Foreign currency translation	(101,504)	159,531	111,623	190,120

Comprehensive loss	$(503,106)	$(215,142)	$(402,138)	$(401,484)

Loss per share, basic and diluted	$(0.003)	$(0.004)	$(0.004)	$(0.006)

Weighted average shares outstanding, basic and diluted (Note 8 (c))	124,127,337	98,957,457	122,694,037	98,659,142

*Reflects the March 16, 2012 two-for-one stock split

See accompanying notes to the interim condensed consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

Unaudited

	SHARE					FOREIGN		TOTAL
	CAPITAL	SHARE	SHARE	SHARE	CONTRI-	CURRENCY		SHAREHOLDERS'
	Number of	CAPITAL	PURCHASE	PURCHASE	BUTED	TRANSLATION		EQUITY
	Shares*	Amount	WARRANTS	OPTIONS	SURPLUS	RESERVE	DEFICIT	(DEFICIENCY)
		$	$	$	$	$	$	$
Balance, August 31, 2012	96,707,667	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353
Private placement of units	2,249,790	197,214	-	-	-	-	-	197,214
Foreign currency translation	-	-	-	-	-	190,120	-	190,120
Net loss for the period	-	-	-	-	-	-	(591,604)	(591,604)
Balance, February 28, 2013	98,957,457	6,103,847	1,422,526	170,972	506,200	80,657	(5,538,119)	2,746,083
Issuance of shares as debt settlement	23,662,569	946,503	-	-	-	-	-	946,503
Foreign currency translation	-	-	-	-	-	124,000	-	124,000
Net loss for the period	-	-	-	-	-	-	(3,674,442)	(3,674,442)
Balance, August 31, 2013	122,620,026	7,050,350	1,422,526	170,972	506,200	204,657	(9,212,561)	142,144
Foreign currency translation	-	-	-	-	-	111,623	-	111,623
Net loss for the period	-	-	-	-	-	-	(513,761)	(513,761)
Warrants exercised	6,519,043	306,405	(78,238)	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-
Balance, February 28, 2014	129,139,069	7,356,755	1,169,889	170,972	680,599	316,280	(9,726,322)	(31,827)

*Reflects the March 16, 2012 two-for-one stock split

See Note 15 for explantion relating to comparitive figures

See accompanying notes to the interim condensed consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows
For the Six Months Ended February 28,
(Expressed in Canadian Dollars)
Unaudited	2014	2013

Cash provided by (used in)
Operating activities
Net loss for the period	$(513,761)	$(591,604)
Items not involving cash:
Depletion and accretion	1,639	8,379
Unrealized loss on derivative warrant liabilities	97,786	79,378
Provisions	-	115,781
Net changes in non-cash working capital (Note 13)	223,645	314,291
	(190,691)	(73,775)
Investing activities
Additions to exploration and evaluation assets	(124,989)	(280,356)
Disposal of exploration and evaluation assets	162,350	-
	37,361	(280,356)
Financing activities
Private placement of units, net of share issue costs	-	405,650
Secured notes payable, net	50,112	40,512
Shareholders' loans, net	91,626	78,774
	141,738	524,936

Increase (decrease) in cash for the period	(11,592)	170,805
Effect of exchange rate changes on cash and cash equivalents	(31,133)	(23,175)
Cash, beginning of period	196,837	330,003
Cash, end of period	$154,112	$477,633

Supplemental Cash Flow Information and Non Cash Transactions (Note 13)

See accompanying notes to the interim condensed consolidated financial statements

4

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Eagleford Energy Inc. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. At February 28, 2014, the Company had a working capital deficiency of $5,025,370 (August 31, 2013: $4,985,312) and an accumulated deficit of $9,726,322 (August 31, 2013: $9,212,561). The Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow. During the six months ended February 28, 2014 the Company entered into a Joint Development Agreement on the Matthews Lease and received cash of $162,530, and the payment of certain obligations under the Matthews Lease. During the six months ended February 28, 2014 the Company issued 6,519,043 common shares upon the exercise of 6,519,043 purchase warrants at $0.04 for settlement of cash advances of $228,167. During the year ended August 31, 2013 the Company extinguished $544,239 of debt through the issuance of share capital and raised net proceeds of $405,650 through the issuance of share capital. Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on April 8, 2014.

Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

The accounting policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS effective for the period ended February 28, 2014, as issued and outstanding as of the date the Board of Directors approved the unaudited interim condensed consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities (including special purpose entities) controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

5

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”), Dyami Energy LLC a Texas limited liability company (“Dyami Energy”) and Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013. All Intercompany balances and transactions have been eliminated on consolidation.

3.	Significant Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2013. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended August 31, 2013.

4 (a)	Recent Adopted Accounting Standards

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

6

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. Adoption of this standard did not have a significant impact on its consolidated financial statements.

4 (b)	Recent Issued Accounting Pronouncements

The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IAS 32 “Financial Instruments: Presentation”. In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets”. In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement”. In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRAC 21 “levies”. Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

7

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

February 28, 2014	Three Months Ended			Six Months Ended
	Canada	United States	Total	Canada	United States	Total
Net revenue	$9,754	-	$9,754	$23,357	-	$23,357
Net loss	$327,890	$73,712	$401,602	$411,267	$102,494	$513,761

February 28, 2013	Three Months Ended			Six Months Ended
	Canada	United States	Total	Canada	United States	Total
Net revenue	$9,787	-	$9,787	$19,685	-	$19,685
Net loss	$361,219	$13,454	$374,673	$485,749	$105,855	$591,604

As at February 28, 2014	Canada	United States	Total
Total Assets	$3,852,266	3,126,384	$6,978,650
Total Liabilities	$6,180,013	830,464	$7,010,477

As at August 31, 2013	Canada	United States	Total
Total Assets	$3,914,928	3,003,268	$6,918,196
Total Liabilities	$6,029,577	746,475	$6,776,052

6.	Exploration and Evaluation Assets

Cost
Balance August 31, 2012	$8,475,487
Additions	404,818
Change in decommissioning obligation estimates	(9,268)
Impairment	(2,690,568)
Foreign exchange	354,809
Balance August 31, 2013	$6,535,278
Additions	124,989
Change in decommissioning obligation estimates	5,775
Disposal on Matthews Lease JDA	(162,350)
Prepaid royalty under Matthews Lease JDA	(166,125)
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
Foreign exchange	138,663
Balance February 28, 2014	$6,449,804

The Company’s exploration and evaluation assets are located in Texas, USA. As at February 28, 2014 no impairment was recorded (year ended August 31, 2013 the Company recorded an impairment of $2,690,568 on its Murphy Lease, Zavala County, Texas based on the amount for which management believes the assets could be sold or farmed out in an arms’ length transaction, less estimated costs to sell). Included in the above additions for the six months ended February 28, 2014 the Company capitalized borrowing costs interest of $118,845 to exploration and evaluation assets (year ended August 31, 2013: $240,092).

Matthews Lease, Zavala County, Texas, USA

During the year ended August 31, 2013, the Company entered into an agreement with the lessors of the Matthews Property, OGR Energy Corporation (“OGR Energy”) and Texas Onshore Energy, Inc. (“Texas Onshore”). A new lease was signed with the Company’s subsidiary, Zavala Inc. effective September 1, 2013 (the “New Matthews Lease”).

The New Matthews Lease has a primary term expiring January 31, 2014 (the “Primary Term”) (subject to certain extensions) and can be maintained through the provision of certain royalty payments and the implementation of a continuous drilling program as follows.

A)	On August 28, 2013, the Company has agreed to a minimum annual royalty of $323.30 per acre retained on the Matthews Property to the Lessors payable as follows:
(1)	US$150,000 upon execution of the Lease (paid); and
(2)	US$150,000 by the earliest of the following to occur:
(a)	on or before 95 days from the Effective Date of the Lease (paid); or
(b)	immediately prior to commencing a new operation under the terms of the Lease.
B)	US$60,000 to Lessors upon commencement of the first new operation (paid).

8

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

C)	The Company has two (2) separate options to extend the Primary Term of the Matthews Lease. If the Company elects to extend the Primary Term of the Matthews Lease through February 28, 2014 (the “First Extension”) the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before January 26, 2013 (paid). If, after the First Extension has been exercised by the Company, and the Company elects to extend the Primary Term of the Matthews Lease through March 31, 2014 (the “Second Extension”), the Company shall provide written notice and tender an additional pre-payment of royalties to Lessors in the amount of US$30,000 on or before February 23, 2014.
D)	Prior to the expiration of the Primary Term, the Company shall perform a new operation satisfied by either drilling a new well to a targeted depth deemed capable of production or the hydraulic fracturing of the existing Matthews #1H well (the “New Operation”).
E)	Beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per year before the expiration of each lease year.

Upon the Company satisfying the New Operation, OGR Corporation and Texas Onshore will assign their working interests to Zavala Inc. and Zavala Inc’s interest will increase to a 100% working interest in the Matthews Property. The royalties payable under the Matthews Lease are 25%.

On December 3, 2013, (as amended January 14, 2014) the Company entered into an agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement (“JDA”), upon the payment of the consideration described in 1, 2 and 3 below Stratex will earn and the Company will assign a 50% working interest in the 2,629 acre Matthews Lease and upon commencing number 4 below Stratex will earn and the Company will convey a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well.

1)	delivering US$150,000 to the lessors of the Matthews (paid);

2)	delivering US$50,000 to the Company upon execution of the JDA (paid);

3)	delivering US$100,000 to the Company on or before December 31, 2013 (paid); and

4)	commencing a hydraulic fracture or the spudding of a new well no later than March 31, 2014.

Following completion of the above, Stratex will have a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.  In February 2014, Stratex commenced a 15 stage hydraulic fracture on the Matthews #1H well.

Murphy Lease, Zavala County, Texas, USA

Dyami Energy holds a 100% working interest in a mineral lease comprising approximately 2,637 acres of land in Zavala County, Texas (the “Murphy Lease”) subject to a 10% carried interest on the drilling costs from surface to base of the Austin Chalk formation, and a 3% carried interest on the drilling costs from the top of the Eagle Ford shale formation to basement on the first well drilled into a serpentine plug and for the first well drilled into a second serpentine plug, if discovered. Thereafter Dyami Energy’s working interests range from 90% to 97%. The royalties payable under the Murphy Lease are 25%.

The Murphy Lease has a primary term expiring February 2, 2013 which has been extended to April 30, 2014. Dyami Energy is required to drill a well every six months in order to maintain the Murphy Lease. Three years after the cessation of continuous drilling, all rights below the deepest producing horizon in each unit then being held by production, shall be released and re-assigned to the lessor, unless the drilling of another well has been proposed on said unit, approved in writing by lessor, and timely commenced. Dyami Energy has not drilled a well or performed any operations on the Murphy Lease since August 2012.

9

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

7.	Provisions

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	1,639	-	1,639
Change in estimate	5,775	-	5,775
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Foreign exchange	3,737	(9,357)	(5,620)
Balance, February 28, 2014	$104,467	$-	$104,467

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $104,467 at February 28, 2014 (August 31, 2013 $119,742) based on an undiscounted total future liability of $142,052 (August 31, 2013 $166,578). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.96% (August 31, 2013: 3.09%). The above amount has been classified as long term.

b)	Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision has been recorded and the legal fees together with interest of $45,150 at February 28, 2014 were expensed as incurred. The provision, legal fees and interest have been transferred to trade and other payables.

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision has been transferred to trade and other payables and interest of US $1,054 at February 28, 2014 was expensed as incurred.

8.	Share Capital and Reserves

8 (a)	Share Capital

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

10

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	96,707,667	$5,906,633
Private Placement of units (Note 8 (b) (a))	2,249,790	197,214
Debt settlement (Note 8 (b) (b))	23,662,569	946,503
Balance August 31, 2013	122,620,026	7,050,350
Warrants exercised (Note 8 (b) (c))	6,519,043	306,405
Balance February 28, 2014	129,139,069	$7,356,755

* Reflects the March 16, 2012 two-for-one stock split

8 (b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	February 28, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	40,200,948	$0.04	40,200,948	$0.04
Warrants exercised (Note c)	(6,519,043)	$0.04
Warrants expired (Note d)	(14,531,905)	$0.04
Balance, end of period	19,150,000	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)        On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)        On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(c)        Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black Scholes model was $78,238 (see Note 9).

(d)        On February 5, 2014, 2,000,000 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014 800,512 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014 11,731,393 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $140,793 with a corresponding increase to contributed surplus.

11

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table summarizes the outstanding warrants as at February 28, 2014:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
6,000,000	$0.05	January 24, 2015	0.90	$507,038
11,150,000	$0.05	February 17, 2015	0.97	595,310
2,000,000	$0.05	February 17, 2015	0.97	67,541
19,150,000	$0.05		0.95	$1,169,889

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

8 (c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	Three Months Ended February 28,		Six Months Ended February 28,
	2014	2013	2014	2013
Weighted Average Shares Outstanding Basic and diluted	124,127,337	98,957,457	122,694,037	98,659,142

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

8 (d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	1,050,000	$0.16
Granted	-	-
Balance, February 28, 2014	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

12

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table is a summary of the Company's stock options outstanding and exercisable at February 28, 2014:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.00	1,000,000	$0.16
$0.25	50,000	$0.25	0.67	50,000	$0.25
	1,050,000	$0.16	2.89	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

8 (e)	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Balance, February 28, 2014	$680,599

9.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Six Months Ended
	February 28,		February 28,
	2014	2013	2014	2013
Short term employee benefits (1)	$18,750	$18,750	$37,500	$37,500

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	February 28, 2014	August 31, 2013
Short term employee benefits (1)	$243,750	$206,250
Expenses paid on behalf of the Company	-	1,747
	$243,750	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

At February 28, 2014 the amount of directors’ fees included in trade and other payables was $18,000 (August 31, 2013: $16,100).

13

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

At February 28, 2014 the Company had a promissory note payable to the President of US $125,000 (August 31: $28,845 and US$300,000). For the six months ended February 28, 2014 the Company recorded interest of $17,527 (February 28, 2013: $17,281). At February 28, 2014 included in trade and other payables is interest of $86,687 (August 31, 2013: $65,826). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised by the President at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167 (see Note 8 (b) (c)).

At February 28, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the six months ended February 28, 2014 the Company recorded interest of $51,584 (February 28, 2013: $48,288). At February 28, 2014 included in trade and other payables is interest of $230,117 (August 31, 2013: $169,033) (see Note 10).

At February 28, 2014 included in trade and other payables is $3,943 due to Gottbetter & Partners LLP for legal fees (August 31, 2013 $3,509). During the year ended August 31, 2013 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At February 28, 2014 and August 31, 2013, the Company had shareholders’ loans payable of US$1,433,500 and $250,000. For the six months ended February 28, 2014 the Company recorded interest of $89,348 (February 28, 2013: $52,083). At February 28, 2014, included in trade and other payables, is interest of $137,367 (August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. During the year ended August 31, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906.

10.	Secured Note Payable

At February 28, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC. The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. A lien has been placed on the Murphy #4 well by a judgment debtor of Dyami Energy. The Murphy #4 well which is located on the Murphy Lease is included as part of the security for the note. Under the terms of the note the Company shall not permit to exist any liens on the assets comprising the underlying security for the note. As of the date of the unaudited interim condensed consolidated financial statements, the Company has not paid any principle of the note and has not received written demand for payment. For the six months ended February 28, 2014 the Company recorded interest of $51,584 (February 28, 2013: $48,288). At February 28, 2014 included in trade and other payables is interest of $230,117 (August 31, 2013: $169,033). The note is secured by the interests held by any of the Company’s subsidiaries in the Matthews Lease and Murphy Lease in Zavala County, Texas (the “Leases”). The carrying value of their interests in the Leases at February 28, 2014 was $2,794,135 (August 31, 2013: $2,829,830). The Company may, in its sole discretion, prepay any portion of the principal amount.

11.	Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following tables sets out the changes in derivative warrant liabilities during the respective periods:

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2012	7,842,732	1,640,406	0.47
Warrants issued	1,124,895	163,541	0.50
Broker warrants issued	179,983	44,895	0.25
Change in fair value estimates	-	128,041	-
As at August 31, 2013	9,147,610	1,976,883	$0.50
Change in fair value estimates	-	97,786	-
As at February 28, 2014	9,147,610	2,074,669	$0.50

* Reflects the March 16, 2012 two-for-one stock split

14

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

On September 25, 2012 the Company issued 1,124,895 common share purchase warrants exercisable at US$0.50 and 179,983 common share purchase broker warrants exercisable at US$0.25 expiring September 25, 2015. The fair value measured using the Black Scholes valuation model was $163,541 and $45,895, respectively.

The following tables set out the number of derivative warrant liabilities outstanding at February 28, 2014:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014*	0.50	$722,875
1,875,000	$0.50	April 13, 2015	1.12	372,778
300,000	$0.25	April 13, 2015	1.12	101,408
912,500	$0.50	July 20, 2015	1.39	136,097
146,000	$0.25	July 20, 2015	1.39	36,633
2,500,000	$0.50	August 7, 2015	1.44	373,278
400,000	$0.25	August 7, 2015	1.44	96,070
1,124,895	$0.50	September 25, 2015	1.57	184,799
179,983	$0.25	September 25, 2015	1.57	50,731
9,147,610			1.20	2,074,669

*Current

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2013:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014*	1.00	$688,803
1,875,000	$0.50	April 13, 2015	1.62	355,208
300,000	$0.25	April 13, 2015	1.62	96,629
912,500	$0.50	July 20, 2015	1.88	129,683
146,000	$0.25	July 20, 2015	1.88	34,906
2,500,000	$0.50	August 7, 2015	1.93	355,685
400,000	$0.25	August 7, 2015	1.93	91,542
1,124,895	$0.50	September 25, 2015	2.07	176,087
179,983	$0.25	September 25, 2015	2.07	48,340
9,147,610			1.70	1,976,883

*Current

The fair value of the warrants issued during the year ended August 31, 2013 were estimated using the Black-Scholes pricing model with the following assumptions:

Black-Scholes Assumptions used	2013
Risk-free interest rate	1.5%
Expected volatility	217%
Expected life (years)	3
Dividend yield	-

12.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Derivative warrant liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

15

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	February 28, 2014	August 31, 2013
Cash	$154,112	$196,837
Trade and other receivables	42,484	27,786
Prepaid expenses and deposits	332,250	158,295
Balance	$528,845	$382,918

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

The following table illustrates the contractual maturities of financial liabilities:

February 28, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,792,103	$1,792,103	-	-	-
Secured note payable (1)	1,063,200	1,063,200	-	-	-
Shareholders’ loans (1)	1,976,038	1,976,038	-	-	-
Total	$4,831,341	$4,831,341	-	-	-

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

(1)	Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

16

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

Market events and conditions in recent years including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved towards the later portion of 2009, the recovery has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•	utilizing competent, professional consultants as support to company staff.
•	performing geophysical, geological or engineering analyses of prospects.
•	focusing on a limited number of core properties.

(i)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the period ended February 28, 2014 and 2013 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2014		2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$26,283	$20,431	$22,231	$17,139
Net loss	$510,835	$516,687	$589,078	$594,130

(ii)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure. The following assets and liabilities are denominated in US dollars at February 28, 2014 and 2013:

Financial Instruments	February 28, 2014	February 28, 2013
Cash and cash equivalents	$122,303	$442,141
Trade and other receivables	-	14,349
Prepaid expenses and deposits	300,000	-
Exploration and evaluation assets	3,293,776	5,231,313
Trade and other payables	(1,177,525)	(935,421)
Derivative warrant liabilities	(1,873,290)	(1,905,130)
Provisions	(86,400)	(332,665)
Shareholders’ loans	(1,558,500)	(1,883,740)
Secured notes payable	(960,000)	(960,000)
Net assets denominated in US$	$(1,939,636)	$(329,153)
Net asset CDN dollar equivalent at period end (1)	$(2,148,147)	$(338,534)

(1)	Translated at the exchange rate in effect at February 28, 2014 $1.1075 (February 28, 2013: $1.0285)

17

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant:

	February 28, 2014		February 28, 2013
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(47,582)	47,582	(6,964)	6,964
4%	(95,163)	95,163	(13,927)	13,927
6%	(142,745)	142,745	(20,891)	20,891
8%	(190,326)	190,326	(27,855)	27,855
10%	(237,908)	237,908	(34,818)	34,818

(iii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at February 28, 2014 and August 31, 2013 are comprised of cash, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans, provisions, and derivative warrant liabilities.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	February 28, 2014		August 31, 2013
Financial Instrument Classification	Carrying Value $	Carrying Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	154,112	154,112	196,837	196,837
Derivative warrant liabilities	2,074,669	2,074,669	1,976,883	1,976,883
Loans and receivables:
Trade and other receivables	42,484	42,484	27,786	27,786
Other financial liabilities:
Trade and other payables	1,792,103	1,792,103	1,379,581	1,379,581
Secured note payable	1,063,200	1,063,200	1,013,088	1,013,088
Shareholders’ loans	1,976,038	1,976,038	2,108,205	2,108,205
Provisions	104,467	104,467	298,295	298,295

Cash and derivative warrant liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

18

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

As at February 28, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended February 28, 2014.

The Company is not subject to any externally imposed restrictions on its capital requirements.

13.	Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

	Six Months Ended
	February 28,
Non-cash transactions	2014	2013
Warrants expired	(174,399)	-
Warrants exercised for settlement of cash advances	228,167	-
Prepaid royalties on Matthews Lease JDA	(173,955)	-
Disposal of decommissioning obligations under Matthews Lease JDA	26,426	-
Broker warrants issued	-	$56,512

The following table summarizes the changes in non-cash working capital for the periods set out:

	Six Months Ended
	February 28,
Changes in non-cash working capital	2014	2013
Trade and other receivables	$(14,698)	$(32,192)
Trade and other payables	238,343	346,483
Net change	$223,645	$314,291

14.	Commitments and Contingencies

The Company has certain commitments on its Leases located in Zavala County, Texas, USA (see Note 6).

15.	Comparative Figures

The comparative unaudited interim condensed consolidated statement of shareholders’ equity and the comparative unaudited interim condensed consolidated statement of financial position as at and for the three month period ended February 28, 2013 have been revised primarily to reflect revisions made to the assumptions used in the Black Scholes calculation of derivative warrant liabilities. The assumptions are now consistent with the assumptions used in the Black Scholes calculation of derivative warrant liabilities in the audited consolidated financial statements for the year ended August 31, 2013.

19

Notes to Interim Condensed Consolidated Financial Statements
For the Three and Six Months Ended February 28, 2014 and 2013
(Expressed In Canadian Dollars) (Unaudited)

The effect of the changes is summarized as follows:

	Six Months Ended February 28, 2013
	As previously filed	As adjusted
	$	$
Unaudited Interim Condensed Consolidated Statement of Shareholders’ Equity
Share capital, August 31, 2012	5,906,633	5,906,633
Private placement of units	166,008	197,214
Share capital, February 28, 2013	6,072,641	6,103,847

Also, certain comparative figures have been reclassified to conform to current period presentation under IFRS.

16.	Subsequent Event

Subsequent to the six months ended February 28, 2014 the Company filed a Certificate of Termination of a Domestic Entity for Dyami Energy LLC with the Secretary of State, Texas.

20

ITEM 2

Management’s Discussion and Analysis

For the Three and Six Months Ended

February 28, 2014

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Inc. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. The Company’s oil and gas interests are located in Alberta, Canada and Zavala County, Texas. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil. The Company completed a two-for-one stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business on March 16, 2012. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the Over-the-Counter Bulletin Board (OTCBB) under the symbol EFRDF.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the period ended February 28, 2014 and 2013 include the accounts of the Company, its wholly owned subsidiaries 1354166 Alberta Ltd. (“1354166 Alberta”), Dyami Energy LLC (“Dyami Energy”) and Eagleford Energy, Zavala Inc. (“Zavala Inc.”).

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended February 28, 2014 and notes thereto.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended February 28, 2014 were prepared using the same accounting policies and methods as those described in our Consolidated Financial Statements for the year ended August 31, 2013. The Unaudited Interim Condensed Consolidated Financial Statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) have been omitted or condensed. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements for the year ended August 31, 2013. All amounts herein are presented in Canadian dollars, unless otherwise noted.

This Management’s Discussion and Analysis is dated April 8, 2014 and has been approved by the Board of Directors of the Company.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1) Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of units (or metric units).

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres (Alberta)	Hectares	0.405
Hectares (Alberta)	Acres	2.471

OVERALL PERFORMANCE

Revenue, net of royalties for the six months ended February 28, 2014 was up by $3,672 to $23,357 compared to $19,685 for the same six month period in 2013. The increase in net revenue for the six month period ended February 28, 2014 was attributed to higher commodity prices received for natural gas from the Company’s Botha, Alberta property. Net loss for the six months ended February 28, 2014 decreased by $77,843 to $513,761 compared to a net loss of $591,604 for the six months ended February 28, 2013. The decrease in net loss during 2014 was primarily related to a decrease in general and administrative costs of $165,114 to $179,652 compared to general and administrative costs of $344,766 for the same six month period in 2013. The decrease in general and administrative costs were partially offset by an increase of $47,913 to $88,729 in interest expense compared to $40,816 in 2013, an increase in loss on foreign exchange of $37,702 to $163,424 compared to a loss on foreign exchange of $125,722 in 2013 and an increase of $18,408 in unrealized loss on derivative warrant liabilities to $97,786 compared to an unrealized loss of $79,378 for the six months ended February 28, 2013.

For the six months ended February 28, 2014, the Company recorded additions of $124,989 in exploration and evaluation assets.

On December 3, 2013, (as amended January 14, 2014) the Company entered into an agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) to develop the Matthews Lease in Zavala County, Texas (the “Joint Development Agreement”). Under the terms of the Joint Development Agreement (“JDA”), upon the payment of the consideration described in 1, 2 and 3 below Stratex will earn and the Company will assign a 50% working interest in the 2,629 acre Matthews Lease and upon commencing number 4 below Stratex will earn and the Company will convey a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1 well.

3

1)     delivering US$150,000 to the lessors of the Matthews (paid);

2)     delivering US$50,000 to the Company upon execution of the JDA (paid);

3)     delivering US$100,000 to the Company on or before December 31, 2013 (paid); and

4)     commencing a hydraulic fracture or the spudding of a new well no later than March 31, 2014.

Following completion of the above, Stratex will have a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease.  In February 2014, Stratex commenced a 15 stage hydraulic fracture on the Matthews #1H well.

As part of the Company’s oil and gas development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the three months ended February 28, 2014 to the risks and uncertainties as identified in the Management Discussion and Analysis for the year ended August 31, 2013.

Contractual maturities:

The following table illustrates the contractual maturities of financial liabilities:

February 28, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,792,103	$1,792,103	-	-	-
Secured note payable (1)	1,063,200	1,063,200	-	-	-
Shareholders’ loans (1)	1,976,038	1,976,038	-	-	-
Total	$4,831,341	$4,831,341	-	-	-

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

 (1)         Translated at current exchange rate.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings. Due to long lead cycles of the Company’s exploration activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or seek joint venture partners.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas leases include debt or equity financing or seeking and obtaining a joint venture partner.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business.

4

As at February 28, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended February 28, 2014.

The Company is not subject to any externally imposed restrictions on its capital requirements.

RESULTS OF OPERATIONS

Historical Production	For the Three Months Ended February 28,		For the Six Months Ended February 28,
	2014	2013	2014	2013
Natural gas – mcf/d	41	51	47	50
Historical Prices
Natural Gas - $/mcf	$3.94	$2.72	$3.42	$2.66
Royalties costs - $/mcf	$0.88	$0.59	$0.53	$0.49
Production costs - $/mcf	$1.37	$0.56	$0.82	$0.54
Net back - $/mcf	$1.69	$1.57	$2.07	$1.63
Operations
Revenue, net of royalties	$9,754	$9,787	$23,357	$19,685
Net loss	$(401,602)	$(374,673)	$(513,761)	$(591,604)
Loss per share, basic and diluted	$(0.003)	$(0.004)	$(0.004)	$(0.006)

Production Volume

For the three months ended February 28, 2014 average natural gas sales volumes were down slightly to 41 mcf/d compared to 51 mcf/d for the same period in 2013. Total production volume for the three months ended February 28, 2013 was 3,645 mcf compared to 4,582 mcf for the same three month period in 2013.

For the six months ended February 28, 2014 average natural gas sales volumes were down slightly to 47 mcf/d compared to 50 mcf/d for the same period in 2013. Total production volume for the six months ended February 28, 2014 was 8,549 mcf compared to 9,132 mcf for the same three month period in 2013.

The decrease in production volume for the three and six months periods in 2014 compared to 2013 was attributed to natural production declines.

Commodity Prices

For the three months ended February 28, 2014 average natural gas prices received per mcf increased to $3.94 compared to $2.72 for the three months ended February 28, 2013.

For the six months ended February 28, 2014 average natural gas prices received per mcf increased to $3.42 compared to $2.66 for the six months ended February 28, 2013.

The increase in average natural gas prices received for the three and six month period in 2014 was attributed to higher commodity prices for natural gas.

Natural Gas Sales, Net of Royalties	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,
	2014	2013	2014	2013
Natural gas sales	$14,352	$12,476	$29,259	$24,412
Royalties	(4,598)	(2,689)	(5,902)	(4,727)
Natural gas sales, net of royalties	$9,754	$9,787	$23,357	$19,685

Natural gas sales for the three months ended February 28, 2014 increased by $1,876 to $14,352 compared to $12,476 for the three months ended February 28, 2013 as a result of higher commodity prices.

Natural gas sales for the six months ended February 28, 2014 was also up by $4,847 to $29,259 compared to $24,412 for the six months ended February 28, 2013. The increase in sales during 2014 was primarily attributed to higher commodity prices partially offset by lower production volume.

Royalties for the three months ended February 28, 2014 were $4,598 versus $2,689 for the comparable three month period in 2013.

5

Royalties for the six months ended February 28, 2014 were $5,902 versus $4,727 for the comparable six month period in 2013. The increase in royalties for the three and six months ended February 28, 2014 was primarily attributed to higher commodity prices.

Natural gas sales, net of royalties for the three months ended February 28, 2014 decreased slightly to $9,754 compared to $9,787 for the same three month period in 2013.

Natural gas sales, net of royalties for the six months ended February 28, 2014 increased by $3,672 to $23,357 compared to $19,685 for the six month period ended February 28, 2013.

Operating Costs

For three months ended February 28, 2014 operating costs were $3,911 up $1,345 compared to operating costs of $2,566 for the three months ended February 28, 2013.

For six months ended February 28, 2014 operating costs were up by $88 to $5,888 compared to operating costs of $5,800 for the six months ended February 28, 2013.

The increase in operating costs for the three and six months ended February 28, 2014 was attributed to increases in gas processing charges and higher maintenance costs.

Depletion and Accretion

Depletion and accretion for the three months ended February 28, 2014 decreased by $3,438 to $788 compared to $4,226 for the three months ended February 28, 2013.

Depletion and accretion for the six months ended February 28, 2014 decreased by $6,740 to $1,639 compared to $8,379 for the six months ended February 28, 2013.

The decrease in depletion and accretion for the three and six months ended February 28, 2014 was primarily attributed to lower carrying costs of the Company’s Botha, Alberta property at Nil compared to $167,780 at February 298 2013.

General and Administrative	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,
	2014	2013	2014	2013
Professional fees	$27,197	$74,969	$55,654	$130,264
Head office costs	26,925	15,850	52,425	56,350
Management fees	18,750	18,750	37,500	37,500
Transfer and registrar costs	1,759	1,775	3,433	3,790
Shareholders information	23,307	29,167	26,000	30,390
Office and general costs	1,808	21	2,740	979
Advisory fees	-	29,774	-	63,307
Directors fees	1,900	1,800	1,900	1,800
Reserve report fees	-	500	-	4,560
Consulting fees and expenses	-	-	-	15,826
Total	$101,646	$172,606	$179,652	$344,766

General and administrative expenses for the three months ended February 28, 2014 were $70,960 lower to $101,646 compared to $172,606 for the three months ended February 28, 2013. The decrease in expenses during 2014 was primarily attributed to a decrease in professional fees of $47,772 to $27,197 compared to $74,969 in 2013, a decrease in advisory fees of $29,774 to Nil compared to $27,774 in 2013 and a decrease in shareholders information of $5,860 to $23,307 compared to $29,167 for the same three month period in 2013. These decreases were partially offset by an increase of $11,075 in head office costs.

General and administrative expenses for the six months ended February 28, 2014 were $165,114 lower to $179,652 compared to $344,766 for the six months ended February 28, 2013. The decrease in expenses during the six month period in 2014 was primarily attributed to a decrease in professional fees of $74,610 to $55,564 compared to $130,264 in 2013. These professional fee decreases were primarily related to a reduction in litigation costs for the Matthews Lease, Texas as a result of the settlement of claims. In addition, during 2014 the Company recorded a decrease in advisory fees of $63,307 to Nil compared to $63,307 in 2013 as a result of the expiry of an investment banking agreement. Also during 2014 consulting fees were Nil compared to $15,826 for the six month period ended February 28, 2013 as a result of lower land man costs during the current period.

Interest Expense

For the three months ended February 28, 2014 the Company incurred interest costs of $69,197 versus interest costs of $20,014 for the three months ended February 28, 2013.

6

For six months ended February 28, 2014 the Company incurred interest costs of $88,729 versus interest costs of $40,816 for the six months ended February 28, 2013.

The increase in interest for the three and six months ended February 28, 2014 was primarily attributed increases in foreign rates on US dollar note interest recorded and interest of $45,150 recorded on a summary judgment of Dyami Energy (see Provisions).

Loss on Derivative Warrant Liabilities

For the three months ended February 28, 2014, the Company recorded an unrealized loss on derivative warrant liabilities of $89,169 compared to an unrealized loss of $67,251 for the three months ended February 28, 2013.

For six months ended February 28, 2014 the Company recorded an unrealized loss on derivative warrant liabilities of $97,786 compared to an unrealized loss of $79,378 for the six months ended February 28, 2013.

The Company has warrants issued with an exercise price in US dollars which is different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a derivative financial liability and the fair value movement during the period is recognized in the statement of operations.

Loss on Foreign Exchange

For the three months ended February 28, 2014 the Company recorded a loss on foreign exchange of $146,645 compared to a loss of $111,369 for the same three month period in 2013.

For six months ended February 28, 2014 the Company recorded a loss on foreign exchange of $163,424 compared to a loss of $125,722 for the comparable six month period in 2013.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Marketing and Public Relations

For the three months ended February 28, 2014 the Company recorded marketing and public relations expenses of Nil compared to marketing and public relations costs of $6,428 for the same three month period in 2013.

For six months ended February 28, 2014 the Company recorded marketing and public relations expenses of Nil compared to marketing and public relations costs of $6,428 for the six months ended February 28, 2013.

Net Loss

Net loss for the three months ended February 28, 2014 was $401,602 compared to a net loss of $374,673 for the three months ended February 28, 2013. The increase in net loss during 2014 was primarily related to an increase in interest expense of $49,183 to $69,197 compared to $20,014 in 2013, an increase in loss on foreign exchange of $35,276 to $146,645 compared to a loss on foreign exchange of $111,369 in 2013 and an increase of $21,918 in unrealized loss on derivative warrant liabilities to $89,169 compared to an unrealized loss of $67,251 for the three months ended February 28, 2013. The increases during 2014 were partially offset by a decrease of $70,960 to $101,646 in general and administrative costs compared to general and administrative costs of $172,606 during the same period in 2013.

Net loss for the six months ended February 28, 2014 was $513,761 compared to a net loss of $591,604 for the six months ended February 28, 2013. The decrease in net loss during 2014 was primarily related to a decrease in general and administrative costs of $165,114 to $179,652 compared to general and administrative costs of $344,766 for the same six month period in 2013. The decreases in general and administrative costs were partially offset by an increase of $47,913 to $88,729 in interest expense compared to $40,816 in 2013, an increase in loss on foreign exchange of $37,702 to $163,424 compared to a loss on foreign exchange of $125,722 in 2013 and an increase of $18,408 in unrealized loss on derivative warrant liabilities to $97,786 compared to an unrealized loss of $79,378 for the six months ended February 28, 2013.

Foreign Currency Translation

For the three months ended February 28, 2014 the Company incurred a loss on foreign currency translation of $101,504 versus a gain of $159,531 for the same three month period in 2013.

For six months ended February 28, 2014 the Company the Company incurred a gain on foreign currency translation of $111,623 versus a gain of $190,120 for the six months ended February 28, 2013.

These gains and losses are related to translation differences between Dyami Energy’s US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

7

Comprehensive Loss

Comprehensive loss for the three months ended February 28, 2014 was $503,106 compared to a comprehensive loss of $215,142 for the three months ended February 28, 2013.

Comprehensive loss for the six months ended February 28, 2014 was $402,138 compared to a comprehensive loss of $401,484 for the six months ended February 28, 2013.

Loss per Share, Basic and Diluted

Basic and diluted loss per share for the three months ended February 28, 2014 was $0.003 compared to basic and diluted loss per share of $0.004 for the same three month period in 2013.

Basic and diluted loss per share for the six months ended February 28, 2014 was $0.004 compared to basic and diluted loss per share of $0.006 for the six months ended February 28, 2013.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2014	2013	2013	2013
For the quarter ending	February 28	November 30	August 31	May 31
Revenue, net of royalties	$9,754	$13,603	$171	$10,206
Net loss for the period	$(401,602)	$(112,159)	$(3,557,922)	$(116,520)
Loss per share, basic and diluted	$(0.003)	$(0.001)	$(0.034)	$(0.001)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended August 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $2,690,568, an impairment of property and equipment of $168,954 and a loss on settlement of debt in the amount of $402,264. During the three months ended February 28, 2014, the Company recorded a loss on foreign exchange of $146,645. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

	2013	2012	2012	2012
For the quarter ending	February 28	November 30	August 31	May 31
Revenue, net of royalties	$9,787	$9,898	$5,764	$13,275
Net loss	$(374,673)	$(216,931)	$(354,808)	$(646,429)
Loss per share, basic and diluted	$(0.004)	$(0.002)	$(0.005)	$(0.008)

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. The material change in net loss during the quarters was primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods. During the three months ended February 28, 2013 the Company recorded a loss on foreign exchange of $111,369. During the three months ended August 31, 2012 the Company recorded compensation expense on re-pricing units of $188,625 and an impairment of property and equipment in the amount of $50,744. During the quarter ended May 31, 2012 the Company recorded $159,850 in stock based compensation expense.

CAPITAL EXPENDITURES

For the six months ended February 28, 2014, the Company recorded additions to exploration and evaluation assets of $124,989 on its Leases located in Zavala County, Texas (year ended August 31, 2013: $404,818).

The Company expects that its capital expenditures will increase in future reporting periods as the Company incurs costs to explore and develop its oil and gas properties.

FINANCING ACTIVITIES

During the six months ended February 28, 2014, 6,519,043 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167.

During the six months ended February 28, 2014 the Company entered into a Joint Development Agreement on the Matthews Lease and received cash of $162,530, and the payment of certain obligations under the Lease.

8

LIQUIDITY AND CAPITAL RESOURCES

Cash as of February 28, 2014 was $154,112 compared to cash of $196,837 at August 31, 2013.

For the six months ended February 28, 2014 the primary use of funds was related to administrative expenses. The Company’s working capital deficiency at February 28, 2014 was $5,025,370 compared to a working capital deficiency of $4,985,312 at August 31, 2013.

Our current assets of $528,846 as at February 28, 2014, ($382,918 as of August 31, 2013) include the following items: cash $154,112 ($196,837 as of August 31, 2013); trade and other receivables $42,484 ($27,786 as of August 31, 2013); and prepaid expenses and deposits of $332,250 ($158,295 as of August 31, 2013).

Our current liabilities of $5,554,216 as of February 28, 2014 ($5,368,230 as of August 31, 2013) include the following items: trade and other payables $1,792,103 ($1,379,581 as of August 31, 2013); shareholders’ loans $1,976,038 ($2,108,205 as of August 31, 2013); secured note payable of $1,063,200 ($1,013,088 as of August 31, 2013); and derivative warrant liabilities of $722,875 ($688,803 as of August 31, 2013); and provisions Nil ($178,553 as of August 31, 2013).

At February 28, 2014 the Company had outstanding the following common share purchase warrants: 19,150,000 warrants exercisable at $0.05 per share; 8,121,627 warrants exercisable at US$0.50 per share; and 1,025,983 warrants exercisable at US$0.25. If any of these common share purchase warrants are exercised it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to expand its oil and gas operations and reserves or meet its working capital requirements. The Company has liquidity risk which necessitates the Company to obtain debt financing, enter into joint venture arrangements, or raise equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

A part of our oil and gas development program, we anticipate further expenditures to expand our existing portfolio of proved reserves. Amounts expended on future exploration and development is dependent on the nature of future opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

PROVISIONS

	Decommissioning Provisions (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	1,639	-	1,639
Change in estimate	5,775	-	5,775
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Foreign exchange	3,737	(9,357)	(5,620)
Balance, February 28, 2014	$104,467	$-	$104,467

a) Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $104,467 at February 28, 2014 (August 31, 2013 $119,742) based on an undiscounted total future liability of $142,052 (August 31, 2013 $166,578). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.96% (August 31, 2013: 3.09%). The above amount has been classified as long term.

9

b) Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. The full amount of the provision has been recorded and the legal fees together with interest of $45,150 at February 28, 2014 were expensed as incurred. The provision, legal fees and interest have been transferred to trade and other payables.

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel.

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision has been transferred to trade and other payables and interest of US $1,054 at February 28, 2014 was expensed as incurred.

SECURED NOTE PAYABLE

At February 28, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC. The note and all unpaid and accrued interest was due on or before August 31, 2013, or within 15 days of written demand to the Company, or upon the Company closing a cash financing or series of cash financings in excess of US$2,500,000 in which case fifty cents of every one dollar exceeding US$2,500,000 will be allocated to the secured note until paid in full. A lien has been placed on the Murphy #4 well by a judgment debtor of Dyami Energy. The Murphy #4 well which is located on the Murphy Lease is included as part of the security for the note. Under the terms of the note the Company shall not permit to exist any liens on the assets comprising the underlying security for the note. As of the date of the unaudited interim condensed consolidated financial statements, the Company has not paid any principle of the note and has not received written demand for payment. For the six months ended February 28, 2014 the Company recorded interest of $51,584 (February 28, 2013: $48,288). At February 28, 2014 included in trade and other payables is interest of $230,117 (August 31, 2013: $169,033). The note is secured by the interests held by any of the Company’s subsidiaries in the Matthews Lease and Murphy Lease in Zavala County, Texas (the “Leases”). The carrying value of their interests in the Leases at February 28, 2014 was $2,794,135 (August 31, 2013: $2,829,830). The Company may, in its sole discretion, prepay any portion of the principal amount.

DERIVATIVE WARRANT LIABILITIES

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in profit or loss. The Company recorded loss on derivative warrant liabilities of $97,786 during the six months ended February 28, 2014 (February 28, 2013: $79,378). For the three months ended February 28, 2014 the Company recorded a loss of $89,169 (February 28, 2013: $67,251).

The following tables set out the number of derivative warrant liabilities outstanding at February 28, 2014:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,709,232	$0.50	August 31, 2014*	0.50	$722,875
1,875,000	$0.50	April 13, 2015	1.12	372,778
300,000	$0.25	April 13, 2015	1.12	101,408
912,500	$0.50	July 20, 2015	1.39	136,097
146,000	$0.25	July 20, 2015	1.39	36,633
2,500,000	$0.50	August 7, 2015	1.44	373,278
400,000	$0.25	August 7, 2015	1.44	96,070
1,124,895	$0.50	September 25, 2015	1.57	184,799
179,983	$0.25	September 25, 2015	1.57	50,731
9,147,610			1.20	2,074,669

*Current

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies.

For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment.

All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

February 28, 2014	Three Months Ended			Six Months Ended
	Canada	United States	Total	Canada	United States	Total
Net revenue	$9,754	-	$9,754	$23,357	-	$23,357
Net loss	$327,890	$73,712	$401,602	$411,267	$102,494	$513,761

February 28, 2013	Three Months Ended			Six Months Ended
	Canada	United States	Total	Canada	United States	Total
Net revenue	$9,787	-	$9,787	$19,685	-	$19,685
Net loss	$361,219	$13,454	$374,673	$485,749	$105,855	$591,604

As at February 28, 2014	Canada	United States	Total
Total Assets	$3,852,266	3,126,384	$6,978,650
Total Liabilities	$6,180,013	830,464	$7,010,477

As at August 31, 2013	Canada	United States	Total
Total Assets	$3,914,928	3,003,268	$6,918,196
Total Liabilities	$6,029,577	746,475	$6,776,052

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

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World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Six Months Ended
	February 28,		February 28,
	2014	2013	2014	2013
Short term employee benefits (1)	$18,750	$18,750	$37,500	$37,500

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	February 28, 2014	August 31, 2013
Short term employee benefits (1)	$243,750	$206,250
Expenses paid on behalf of the Company	-	1,747
	$243,750	$207,997

(1)         The Company accrues management fees for the President of the Company at a rate of $6,250 per month.

At February 28, 2014 the amount of directors’ fees included in trade and other payables was $18,000 (August 31, 2013: $16,100).

At February 28, 2014 the Company had a promissory note payable to the President of US $125,000 (August 31: $28,845 and US$300,000). For the six months ended February 28, 2014 the Company recorded interest of $17,527 (February 28, 2013: $17,281). At February 28, 2014 included in trade and other payables is interest of $86,687 (August 31, 2013: $65,826). The notes are due on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised by the President at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167 (see Share Capital and Reserves).

At February 28, 2014 and August 31, 2013 the Company had a US$960,000, 10% per annum secured promissory note payable to Benchmark Enterprises LLC (“Benchmark”). Benchmark is a shareholder of the Company. For the six months ended February 28, 2014 the Company recorded interest of $51,584 (February 28, 2013: $48,288). At February 28, 2014 included in trade and other payables is interest of $230,117 (August 31, 2013: $169,033) (see Secured Note Payable).

At February 28, 2014 included in trade and other payables is $3,943 due to Gottbetter & Partners LLP for legal fees (August 31, 2013 $3,509). During the year ended August 31, 2013 the Company completed private placements of 2,249,790 units in the capital of the Company for gross proceeds of $441,004 and paid to Gottbetter Capital Markets, LLC, placement agent fees of $35,280 and issued 179,983 common share purchase warrants exercisable at US$0.25 for a period of three years from the date of issue. Gottbetter Capital Group, Inc. is a shareholder of the Company. Adam Gottbetter is the managing and principal partner of Gottbetter & Partners LLP, and the beneficial owner of Gottbetter Capital Group, Inc., and Gottbetter Capital Markets, LLC.

At February 28, 2014 and August 31, 2013, the Company had shareholders’ loans payable of US$1,433,500 and $250,000. For the six months ended February 28, 2014 the Company recorded interest of $89,348 (February 28, 2013: $52,083). At February 28, 2014, included in trade and other payables, is interest of $137,367 (August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. During the year ended August 31, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906.

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Recent Adopted Accounting Standards

IFRS 10, “Consolidated Financial Statements” replaces the consolidation requirements of SIC-12 Consolidation Special Purpose Entities and IAS 27 “Consolidated Separate Financial Statements”. It introduces a new principle-based definition of control, applicable to all investees to determine the scope of consolidation. The standard provides the framework for consolidated financial statements and their preparation based on the principle of control. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 11 “Joint Arrangements” which replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 divides joint arrangements into two types, each having its own accounting model. A “joint operation” continues to be accounted for using proportionate consolidation, whereas a “joint venture” must be accounted for using equity accounting. This differs from IAS 31, where there was the choice to use proportionate consolidation or equity accounting for joint ventures. A “joint operation” is defined as the joint operators having rights to the assets, and obligations for the liabilities, relating to the arrangement. In a “joint venture”, the joint ventures partners have rights to the net assets of the arrangement, typically through their investment in a separate joint venture entity. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” is a new standard, which combines all of the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures which enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 1 “Presentation of Financial Statements” was amended by the IASB in order to align the presentation of items in comprehensive income with US GAAP. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. This new standard is effective for the Company’s Interim and Consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 27 “Separate Financial Statements”. In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10 “Consolidated Financial Statements”. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9 “Financial Instruments”. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”. In May 2011, the IASB amended IAS 28, investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires for it to be continued to be accounted for under the equity method. The amendment also disallows the re measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2013. Adoption of this standard did not have a significant impact on its consolidated financial statements.

IFRS 7, “Financial Instruments”: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the statement of financial position and financial instruments subject to master netting agreements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the exiting requirements for offsetting financial instruments in the statement of financial position. The amendments to IAS 32 are effective as of January 1, 2014. Adoption of this standard did not have a significant impact on its consolidated financial statements.

13

Recent Issued Accounting Pronouncements

The following are new IFRS pronouncements that have been issued, although not yet effective and have not been early adopted, and may have an impact on the Company in the future as discussed below.

IAS 32 “Financial Instruments: Presentation”. In December 2011, the IASB issued an amendment to clarify the meaning of the offsetting criterion and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. Earlier application is permitted when applied with corresponding amendment to IFRS 7.

IAS 36 “Impairment of Assets”. In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of the impaired assets if that amount is based on fair value less costs of disposal. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IAS 39 “Financial Instruments: Recognition and Measurement”. In June 2013, the IASB issued a narrow scope amendment to IAS 39. Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided that certain criteria are met. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRAC 21 “levies”. Issued in May 2013, this interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2014. The Company is assessing the impact of this amended standard on its consolidated financial statements.

IFRS 9 “Financial Instruments”. In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing September 1, 2015. The Company is assessing the impact of this new standard on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended February 28, 2014 to the critical accounting estimates and judgments.

SHARE CAPITAL AND RESERVES

Share Capital

On March 16, 2012, the Company completed a 2-for-1 stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	96,707,667	$5,906,633
Private Placement of units (Note a)	2,249,790	197,214
Debt settlement (Note b)	23,662,569	946,503
Balance August 31, 2013	122,620,026	7,050,350
Warrants exercised (Note c)	6,519,043	306,405
Balance February 28, 2014	129,139,069	$7,356,755

* Reflects the March 16, 2012 two-for-one stock split

14

Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	February 28, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	40,200,948	$0.04	40,200,948	$0.04
Warrants exercised (Note c)	(6,519,043)	$0.04
Warrants expired (Note d)	(14,531,905)	$0.04
Balance, end of period	19,150,000	$0.04	40,200,948	$0.04

* Reflects the March 16, 2012 two-for-one stock split

(a)          On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 2,249,790 units at a price of US$0.20 per unit. Each unit is comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$0.50 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities for warrants based on fair value using the Black Scholes model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 179,983 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$0.25 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black Scholes model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)          On June 1, 2013, the Company issued 23,662,569 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the statement of operations and comprehensive loss.

(c)          Effective February 27, 2014, 6,519,043 common share purchase warrants were exercised at $0.04 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black Scholes model was $78,238 (see Note 9).

(d)          On February 5, 2014, 2,000,000 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014 800,512 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014 11,731,393 common share purchase warrants exercisable at $0.04 expired. The amount allocated to warrants based on relative fair value using the Black Scholes model was $140,793 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at February 28, 2014:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
6,000,000	$0.05	January 24, 2015	0.90	$507,038
11,150,000	$0.05	February 17, 2015	0.97	595,310
2,000,000	$0.05	February 17, 2015	0.97	67,541
19,150,000	$0.05		0.95	$1,169,889

* Reflects the March 16, 2012 two-for-one stock split

The following table summarizes the outstanding warrants as at August 31, 2013:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
2,000,000	$0.04	February 5, 2014	0.43	$24,000
800,512	$0.04	February 25, 2014	0.49	9,606
18,250,436	$0.04	February 27, 2014	0.49	219,031
6,000,000	$0.05	January 24, 2015	1.40	507,038
11,150,000	$0.05	February 17, 2015	1.47	595,310
2,000,000	$0.05	February 17, 2015	1.47	67,541
40,200,948	$0.04		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split

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The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	Three Months Ended February 28,		Six Months Ended February 28,
	2014	2013	2014	2013
Weighted Average Shares Outstanding Basic and diluted	124,127,337	98,957,457	122,694,037	98,659,142

* Reflects the March 16, 2012 two-for-one stock split

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	1,050,000	$0.16
Granted	-	-
Balance, February 28, 2014	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at February 28, 2014:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.00	1,000,000	$0.16
$0.25	50,000	$0.25	0.67	50,000	$0.25
	1,050,000	$0.16	2.89	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2013:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$0.16	1,000,000	$0.16	3.50	1,000,000	$0.16
$0.25	50,000	$0.25	3.90	50,000	$0.25
	1,050,000	$0.16	3.52	1,050,000	$0.16

* Reflects the March 16, 2012 two-for-one stock split

8 (e)          Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Balance, February 28, 2014	$680,599

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SUBSEQUENT EVENT

Subsequent to the six months ended February 28, 2014 the Company filed a Certificate of Termination of a Domestic Entity for Dyami Energy LLC with the Secretary of State, Texas.

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